UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

DayStar Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
23962Q100
(CUSIP Number)
Lampe, Conway & Co., LLC
680 Fifth Avenue – 12th Floor
New York, New York 10019-5429
Tel: (212) 581-8989
with a copy to:
Roland Hlawaty
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
Tel: (212) 530-5735
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 16, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	23962Q100

1	NAMES OF REPORTING PERSONS: LC Capital Master Fund, Ltd. (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,745,183

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,745,183

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,745,183

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.81%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

(2)	Based on 14,595,303 shares of Common Stock outstanding as of February 16, 2007, as reported in the Issuer's Registration Statement on Form SB-2 filed with the Securities Exchange Commission on February 20, 2007.

i

CUSIP No.	23962Q100

1	NAMES OF REPORTING PERSONS: LC Capital Partners, LP (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,745,183

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,745,183

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,745,183

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.81%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, HC

(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

(2)	Based on 14,595,303 shares of Common Stock outstanding as of February 16, 2007, as reported in the Issuer's Registration Statement on Form SB-2 filed with the Securities Exchange Commission on February 20, 2007.

CUSIP No.	23962Q100

1	NAMES OF REPORTING PERSONS: LC Capital Advisors LLC (1)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,050,203 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,050,203 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,050,203 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.90%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO, HC

(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

(2)	Includes (i) 2,745,183 held of record by LC Capital Master Fund, Ltd. and (ii) 305,020 held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

(3)	Based on 14,595,303 shares of Common Stock outstanding as of February 16, 2007, as reported in the Issuer's Registration Statement on Form SB-2 filed with the Securities Exchange Commission on February 20, 2007.

CUSIP No.	23962Q100

1	NAMES OF REPORTING PERSONS: Lampe, Conway & Co., LLC (1)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,050,203 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,050,203 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,050,203 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.90%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO, IA

(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

(2)	Includes (i) 2,745,183 held of record by LC Capital Master Fund, Ltd. and (ii) 305,020 held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

(3)	Based on 14,595,303 shares of Common Stock outstanding as of February 16, 2007, as reported in the Issuer's Registration Statement on Form SB-2 filed with the Securities Exchange Commission on February 20, 2007.

CUSIP No.	23962Q100

1	NAMES OF REPORTING PERSONS: LC Capital International LLC (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,745,183

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,745,183

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,745,183

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.81%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO, IA

(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

(2)	Based on 14,595,303 shares of Common Stock outstanding as of February 16, 2007, as reported in the Issuer's Registration Statement on Form SB-2 filed with the Securities Exchange Commission on February 20, 2007.

v

CUSIP No.	23962Q100

1	NAMES OF REPORTING PERSONS: Steven G. Lampe (1)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,050,203 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,050,203 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,050,203 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.90%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

(2)	Includes (i) 2,745,183 held of record by LC Capital Master Fund, Ltd. and (ii) 305,020 held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

(3)	Based on 14,595,303 shares of Common Stock outstanding as of February 16, 2007, as reported in the Issuer's Registration Statement on Form SB-2 filed with the Securities Exchange Commission on February 20, 2007.

CUSIP No.	23962Q100

1	NAMES OF REPORTING PERSONS: Richard F. Conway (1)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,050,203 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,050,203 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,050,203 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.90%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

(2)	Includes (i) 2,745,183 held of record by LC Capital Master Fund, Ltd. and (ii) 305,020 held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

(3)	Based on 14,595,303 shares of Common Stock outstanding as of February 16, 2007, as reported in the Issuer's Registration Statement on Form SB-2 filed with the Securities Exchange Commission on February 20, 2007.

Item 1. Security and Issuer.
     The name of the Issuer is DayStar Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s offices is 13 Corporate Drive, Halfmoon, New York 12065. This Schedule 13D relates to the Issuer’s common stock, par value $0.01 per share (the “Common Stock”).
Item 2. Identity and Background.
     (a) – (c) and (f)
     This Schedule 13D is being filed by:
•	LC Capital Master Fund, Ltd. (the “Master Fund”);

•	LC Capital Partners, LP (“Partners”);

•	LC Capital Advisors LLC (“Advisors”);

•	Lampe, Conway & Co., LLC (“LC&C”);

•	LC Capital International LLC (“International”);

•	Steven G. Lampe (“Lampe”); and

•	Richard F. Conway (“Conway”).
     Each of the aforementioned may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons”.
     The citizenship of each Reporting Person is as follows:
•	Master Fund: Cayman Islands exempted company;

•	Partners: Delaware limited partnership;

•	Advisors: Delaware limited liability company;

•	LC&C: Delaware limited liability company;

•	International: Delaware limited liability company;

•	Lampe: United States citizen; and

•	Conway: United States citizen.
     The principal business address for each Reporting Person is:
c/o Lampe, Conway & Co., LLC
680 Fifth Avenue – 12th Floor
New York, New York 10019-5429
     The principal business of the Master Fund is investing in securities. The principal business of Partners, Advisors, LC&C and International is providing investment advice. The principal occupation of Lampe and Conway is investment management. Information with respect to the executive officers and directors of the Master Fund is attached as Annex A to this Schedule 13D.

     Partners may be deemed to control the Master Fund by virtue of Partners’ ownership of a third of the outstanding shares of the Master Fund. Accordingly, Partners may be deemed to have a beneficial interest in the shares of Common Stock held by the Master Fund (the “Master Fund Shares”). Partners disclaims beneficial ownership of the Master Fund Shares except to the extent of their respective beneficial interests, if any, therein.
     Because Advisors is the sole general partner of both Partners and LC Capital / Capital Z SPV, LP (“SPV”), Advisors may also be deemed to have a beneficial interest in the Master Fund Shares as well as the shares of Common Stock held by SPV (the “SPV Shares”, and together with the Master Fund Shares, the “Shares”). Advisors disclaims beneficial ownership of the Shares except to the extent of their respective beneficial interests, if any, therein.
     LC&C acts as investment manager to Partners, Master Fund and SPV pursuant to certain investment management agreements. Because LC&C shares voting and dispositive power over the Shares by virtue of the aforementioned investment agreements, LC&C may be deemed to have a beneficial interest in the Shares. LC&C disclaims beneficial ownership of the Shares except to the extent of the beneficial interest, if any, therein.
     International acts as investment advisor to the Master Fund pursuant to an investment advisory agreement. Because International shares voting and dispositive power over the Master Fund Shares by virtue of the aforementioned investment advisory agreement, International may be deemed to have a beneficial interest in the Master Fund Shares. International disclaims beneficial ownership of the Master Fund Shares except to the extent of its beneficial interest, if any, therein.
     Lampe and Conway act as the sole managing members of each of Advisors, LC&C and International and, as a result, each of Lampe and Conway may be deemed to control each such entity. Accordingly, each of Lampe and Conway may be deemed to have a beneficial interest in the Shares by virtue of Advisors’ indirect deemed control of the Master Fund and SPV, LC&C’s power to vote and/or dispose of the Shares and International’s power to vote and/or dispose of the Master Fund Shares. Each of Lampe and Conway disclaims beneficial ownership of the Shares except to the extent of their respective beneficial interests, if any, therein.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
     The funds used for the acquisition of the Shares came from the working capital of the Master Fund and SPV.
     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
Item 4. Purpose of Transaction.
     Except as indicated in Item 6 of this Schedule 13D, none of the Reporting Persons, nor to the best of the Reporting Person’s knowledge, anyone listed on Annex A, currently has any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; provided, however, the Reporting Persons may develop or consider such plans or proposals in the future.
Item 5. Interest in Securities of the Issuer.
(a)	For information regarding the aggregate number and percentage of Common Stock beneficially owned by each Reporting Person, please see their respective cover pages to this Schedule 13D.

Any beneficial ownership of Common Stock by any person listed on Annex A is set forth on such Annex.

(b)	For information regarding each Reporting Person’s power to vote or dispose of Common Stock, please see their respective cover pages to this Schedule 13D.

If any person listed on Annex A has any power to vote or dispose of Common Stock, such information is disclosed on such Annex.

(c)	None of the Reporting Persons, nor to the best of the Reporting Person’s knowledge, anyone listed on Annex A, has effected any transaction in the Common Stock during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Stock reported in this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     As previously disclosed by the Issuer in its Registration Statement on Form SB-2 filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2007, the following arrangements with respect to the securities of the Issuer were entered into.
     Overview
     On January 19, 2007, the Issuer entered into a series of agreements with (i) Castlerigg Master Investments, Ltd. (the “Original Note Holder”), (ii) the Master Fund, and (iii) Millennium Partners, L.P., Phoenix Partners, LP, Phoenix Partners II, LP, Phaeton International (BVI), Ltd. and PreX Capital Partners, LLC, pursuant to a restructuring and private placement transaction, providing for, among other things, the sale of the Issuer’s senior convertible note by the Original Note Holder to the Master Fund.
     The agreements include, without limitation, a Note Purchase Agreement, a Note Terms Agreement, a Securities Purchase Agreement, an Amendment to Securities Purchase Agreement, a Registration Rights Agreement with the Master Fund, a new Senior Convertible Note and a new Class B Warrant to purchase shares of Common Stock issued in the name of the Master Fund and various ancillary certificates, disclosure schedules and exhibits in support thereof, each dated January 19, 2007.
     The following is a summary of each of the agreements relating to the Master Fund. These summaries are not complete, and are qualified in their entirety by reference to the full text of the agreements, each of which is attached as an exhibit to the Current Report on Form 8-K, which was filed by the Issuer on January 25, 2007. Readers should review those agreements for a complete understanding of the terms and conditions associated with the transactions described herein.
     Note Purchase Agreement
     The Note Purchase Agreement was entered into by and among the Issuer, the Original Note Holder and the Master Fund. The Note Purchase Agreement provides for the sale of the senior convertible note (the “Note”) and the Class B Warrant (the “Class B Warrant”) by the Original Note Holder to the Master Fund. The Note Purchase Agreement also provided for the release of approximately $2,564,267 of funds held in escrow under the terms of the Note. The purchase price paid by the Master Fund to the Original Note Holder was $7,564,267, of which $1,500,000 was paid from the released escrowed funds, reducing the Master Fund purchase price to $6,064,267. The remaining escrow of $1,064,267 was released to the Issuer.

     Note Terms Agreement
     The Note Terms Agreement was entered into by the Issuer and the Master Fund. Under the terms of the Note Terms Agreement, the Note was amended to provide that it automatically converted into that number of shares of Common Stock equal to the sum of the aggregate amount of accrued but unpaid principal and interest due in respect of the Note divided by $2.00. This automatic conversion became effective on February 16, 2007, and the outstanding principal and interest on the Note was converted into a total of 3,050,203 shares of Common Stock. Upon conversion of the Note into Common Stock, all of the covenants and required payments related to the Note ceased to exist and the Class B Warrant purchased from the Original Note Holder was cancelled. Under the Note Terms Agreement, the Issuer agreed to expand its Board of Directors and add two new directors, one of whom will be designated by the Master Fund.
     Registration Rights Agreement with Master Fund
     The Registration Rights Agreement with the Master Fund requires the Issuer to file a registration statement for the resale of the shares issuable upon conversion of the Note. The Registration Rights Agreement also provides that the registration statement must be filed within 5 days after the Issuer receives stockholder approval for the issuance of such shares or exemption from the Nasdaq Stock Market (“NASDAQ”) from such requirement, must be declared effective by the SEC within 120 days (or 90 days if there is no review of the registration statement by the SEC), and must remain effective and available for use until earlier of the date the date all of such securities have been sold pursuant to the registration statement or the second anniversary of the date of the conversion of the Note1. If the Issuer fails to meet the deadlines for the filing or the effectiveness of the registration statement, the Issuer is required to pay monthly liquidated damages of 1% of the outstanding principal amount of the Note plus accrued interest thereon until such failure is cured. The total penalties payable for failure to have a registration statement declared effective are capped at 12%. This Registration Rights Agreement provides for customary indemnification for the Issuer and the Master Fund. This Registration Rights Agreement also entitles the Master Fund to certain demand and piggyback registration rights.
     Senior Convertible Note
     In connection with the transactions, the Master Fund purchased the Senior Convertible Note from the Original Note Holder. The Issuer then cancelled this Senior Convertible Note and issued an identical note to the Master Fund, which was cancelled on February 16, 2007, in connection with the conversion of the Senior Convertible Note into Common Stock.

[1]	Please note that (i) NASDAQ granted the Issuer’s request for an exemption to forgo a stockholder vote on the issuance of new securities, as previously disclosed in its Current Report on Form 8-K filed with the SEC on February 7, 2007 and (ii) the Issuer filed a shelf Registration Statement on Form SB-2 on February 20, 2007, pursuant to which the Master Fund may resell its shares of Common Stock.

     Class B Warrant
     In connection with the transactions, Master Fund purchased the Class B Warrant from the Original Note Holder. The Issuer then cancelled this Class B Warrant and issued an identical Class B Warrant in the name of the Master Fund. As noted above, this Class B Warrant was cancelled when the Senior Convertible Note was converted to Common Stock on February 16, 2007.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement.

Exhibit 99.2	Note Purchase Agreement by and among the Issuer, Master Fund and Original Note Holder dated January 19, 2007. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 25, 2007)

Exhibit 99.3	Note Terms Agreement by and between the Issuer and Master Fund dated January 19, 2007. (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 25, 2007)

Exhibit 99.4	Registration Rights Agreement by and between the Issuer and Master Fund dated January 19, 2007. (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 25, 2007)

Exhibit 99.5	Senior Convertible Note issued to Master Fund dated January 19, 2007. (incorporated by reference to Exhibit 10.8 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 25, 2007)

Exhibit 99.6	Class B Warrant to purchase shares of Common Stock issued to Master Fund dated January 19, 2007. (incorporated by reference to Exhibit 10.9 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 25, 2007)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 26, 2007

LC CAPITAL MASTER FUND, LTD.

		By:	/s/ Richard F. Conway
Name: Richard F. Conway Title: Director

LC CAPITAL PARTNERS, LP		LC CAPITAL ADVISORS LLC

By:	LC Capital Advisors LLC, its General Partner

By:	/s/ Richard F. Conway	By:	/s/ Richard F. Conway
Name: Richard F. Conway Title: Managing Member		Name: Richard F. Conway Title: Managing Member

LAMPE, CONWAY & CO., LLC		LC CAPITAL INTERNATIONAL LLC

By:	/s/ Richard F. Conway	By:	/s/ Richard F. Conway
Name: Richard F. Conway Title: Managing Member		Name: Richard F. Conway Title: Managing Member

/s/ Steven G. Lampe		By:	/s/ Richard F. Conway

Name: Steven G. Lampe		Name: Richard F. Conway

Annex A
Executive Officers and Directors of
LC Capital Master Fund, Ltd.

Name and Business Address	Title with each Entity
Richard F. Conway c/o Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429	Director

Don Seymour dms Management Limited Cayman Financial Centre 2nd Floor Dr. Roy’s Drive George Town, Grand Cayman Cayman Islands	Director

Peter Young Rothstein Kass & Co. 27 Hospital Road George Town, Grand Cayman Cayman Islands	Director